KW 3/10/14

[redacted]

14046678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 45039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslic Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Cook 973 744 3307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez & Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165 (Address) Suite 410 (City) Guaynabo PR (State) 00968-8051 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Thomas E. Conk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scotia Virgin Islands Securities Inc, as of 31 December, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas E Conk
Signature

Finance + Operations Principal
Title

Cristina E Cruz
Notary Public

CRISTINA E. CRUZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept 20, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2013 AND 2012

CONTENTS

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

Report on the Financial Statements

We have audited the accompanying financial statements of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments; the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Responsibility (Continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

These financial statements are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Horwath Vélez & Co. PSC

February 26, 2014
License No. 16
San Juan, Puerto Rico

Stamp number E96616 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Current assets		
Cash and cash equivalents	$ 5,755	$ 102,985
Accounts receivable	26,840	33,998
Prepaid expenses and other current assets	9,075	14,090
Due from parent company	-	14,885
Total current assets	41,670	165,958
Restricted assets		
Restricted cash	125,000	75,000
Investment in marketable securities	-	15,909
	125,000	90,909
	$ 166,670	$ 256,867

LIABILITY AND STOCKHOLDERS' EQUITY

	2013	2012
Current liabilities		
Accrued liabilities	$ 59,128	$ 71,838
Due to parent company	14,061	-
Total current liabilities	73,189	71,838
Stockholders' equity	93,481	185,029
	$ 166,670	$ 256,867

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Fees and commissions	$ 280,585	$ 768,503
Consulting	272,962	339,516
Total revenues	553,547	1,108,019
Operating expenses		
Fees and commissions	127,359	308,468
General and administrative	611,491	888,226
Total operating expenses	738,850	1,196,694
Loss from operations	(185,303)	(88,675)
Other income (loss)		
Interest, dividends and other	-	3,065
Realized loss on available for sale investments	(4,076)	(1,288)
	(4,076)	1,777
Net loss before income tax	(189,379)	(86,898)
Income tax	1,245	-
Net loss before comprehensive income	(190,624)	(86,898)
Other comprehensive income		
Net unrealized gain on investment in marketable securities	-	1,393
Reclassification adjustment for loss included in net loss	4,076	-
	4,076	1,393
Comprehensive loss	$(186,548)	$(85,505)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total
Balance at January 1, 2012	$ 41,314	$ 215,995	$(95,306)	$(5,469)	$ 156,534
Contribution	-	114,000	-	-	114,000
Comprehensive income:					
Net loss	-	-	(86,898)	-	(86,898)
Unrealized gain on available-for-sale investments	-	-	-	1,393	1,393
Balance at December 31, 2012	41,314	329,995	(182,204)	(4,076)	185,029
Contribution	-	95,000	-	-	95,000
Comprehensive income:					
Net loss	-	-	(190,624)	-	(190,624)
Reclassification adjustment for loss included in net loss	-	-	-	4,076	4,076
Balance at December 31, 2013	$ 41,314	$ 424,995	$(372,828)	$ -	$ 93,481

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net loss	$(190,624)	$(86,898)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net realized loss on securities sold	4,076	1,288
Decrease (increase) in:		
Accounts receivable	7,158	(22,945)
Prepaid expenses	5,015	1,035
Due from related parties	14,885	(13,531)
Increase (decrease) in:		
Accrued liabilities	(12,710)	(66,899)
Due to related parties	14,061	-
Total adjustments	32,485	(101,052)
Net cash used in operating activities	(158,139)	(187,950)
Cash flows from investing activities:		
Deposit to (withdrawal from) restricted account	(50,000)	59,790
Proceeds from sale of securities	15,909	30,000
Net cash provided by (used in) investing activities	(34,091)	89,790
Cash flows from financing activities; capital contribution	95,000	114,000
Net increase (decrease) in cash and cash equivalents	(97,230)	15,840
Cash and cash equivalents, beginning of year	102,985	87,145
Cash and cash equivalents, end of year	$ 5,755	$ 102,985

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), one Self-Regulatory Organization (SRO) and eleven U.S. states and territories.

Under SEC financial responsibility rules, the Company is an introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, the commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Through 2012, the Company principal business was related to its institutional business. However, as of the beginning of 2013, most of the institutional business was terminated, and the Company's business is principally focused in retail brokerage and consulting in the United States Virgin Islands.

Commissions and Expenses

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of Credit Risk and Other Dependencies

The Company cash deposits, including those in restricted and funded reserve accounts, are insured by the Federal Deposit Insurance Company up to $250,000. As of December 31, 2013, bank deposits do not exceed said limit.

As of December 31, 2013, the Company also holds cash equivalent deposits, of $125,056, with registered investment companies, which balances are protected by the Securities Investor Protection Corporation (SIPC) to $500,000, from failure by the broker. Amounts in registered investment companies do not exceed said limit.

Accordingly, management believes that credit risk on cash and cash equivalents is not significant.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk and Other Dependencies (Continued)

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk loss with respect to the Company's financial position as of December 31, 2013.

Cash and Cash Equivalents

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Restricted Cash

The Company has classified as restricted certain cash and marketable securities that are not available for use in its operations. Under the agreement with a carrying and clearing broker, the Company maintains good faith deposit of $125,000 and $90,909, as of December 31, 2013 and 2012, respectively. The interest generated by the accounts is proprietary of Seslia Virgin Island Securities, Inc.

Security and Exchange Commission Regulations

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule Under Rule 15c3-1 of the Securities Exchange Act of 1934, which required to maintain a minimum net capital equal to 6 2/3 percentage of its aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2013 and 2012, the Company's net capital under SEC Rule 15c3-1 was $58,762 and $129,452, respectively, and the ratio of aggregate indebtedness to net capital was 125% and 55%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Advertising

Advertising is charged to expense as incurred. Advertising expenses for the years ended December 31, 2013 and 2012 amounted to $265 and $5,937, respectively.

Income Taxes

As a United States Virgin Islands corporation, the Company files a corporation tax return in said jurisdiction, by itself. However, because it also carries operations in the United States, it operations are also included in a consolidated federal filing with parent. The income tax transactions presented herein are only those related to the United States Virgin Islands filings, as the effects of filing a consolidated return with parent, are not significant to the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company also follows an asset and liability approach method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2013 and 2012, the resulting deferred tax asset from available carryforward losses has been fully allowed.

The Company follows the provisions of FASB related to *Accounting for Uncertainty in Income Taxes*, which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. In the event of an examination, any interest or penalties assessed to the Company are recorded in operating expenses. Income tax returns 2010 and forward are subject to audit. As of December 31, 2013, the Company was not subject to a tax audit.

As more fully disclosed in Note 8, in 2014, the Company will be converted into a limited liability company and all income tax responsabilities will be assumed by the members.

Reclassifications

Certain 2012 balances have been reclassified to conform to the current year presentation.

Recently Issued and Adopted Accounting Standards

The Financial Accounting Standard Update has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applicable as December 31, 2013 did not impact significantly the result of operations or financial position of the Company.

Subsequent Events

The Company's management has evaluated subsequent events to February 26, 2014, the date these financial statements were issued. As of such date, there were no significant subsequent events that would require disclosure or accrual in the financial statements, except as disclosed in Note 8.

2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

	2013	2012
Consulting revenue billed to Parent Company	$ 272,962	$ 339,516
Allocation of rent expense charged by Parent Company	$ 54,000	$ 54,000

2. RELATED PARTIES (CONTINUED)

Any balance outstanding with parent at the end of each year is due in the normal course of business, is unsecured and bears no interest.

The Company provides consulting services to customers of parent, and which are ultimately billed by parent.

See Notes 5 and 7 for disclosure of other related parties disclosures.

3. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2013 and 2012, 1,081 shares were outstanding.

4. INCOME TAXES

The reconciliation between results of operations per financial statements and per tax return follows:

	2013	2012
Loss before taxes per financial statements	$(189,379)	$(86,898)
Add reconciling items:		
Meals and entertainment expense	172	1,221
Excess of capital loss over capital gain	5,364	1,288
Contributions	-	362
Tax return loss	$(183,843)	$(84,027)

As of December 31, 2013, the Company has available operating losses carryforward, of $457,762, to offset future taxable income. However, as more fully explained in Note 8, subsequent to December 31, 2013, the Company was in the process of being converted into a limited liability company. Accordingly, the carryforward losses will expire unused.

5. RENTAL COMMITMENTS

Under verbal agreement with Parent, the Company leases office facilities, and in addition, the Parent charges 80% of their home office rental charges. Rent expense for the years ended December 31, 2013 and 2012 amounted to $54,000.

6. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2013 and 2012 amounted to $11,002 and $15,041, respectively.

7. MANAGEMENT'S PLANS

Since 2009, the Company has been reporting losses and negative cash flows from operations due principally to attrition in the institutional business, and management has been actively seeking to improve these results. During 2013 the following actions were taken: (1) restricted the retail business by changing the fee structure to customers, (2) decreased operating expenses principally by eliminating the fixed costs related to the institutional business and instituting a commission payroll structure in place of a salary, (3) changed the fee structure of consulting services provided to related parties on behalf of its customers. Effective in 2014, a new clearing firm will be utilized for retail brokerage trades at significantly lower fixed cost. During 2013, the Company received support from its parent, Seslia & Company, which will continue as necessary in 2014. Although management believes that with the changes implemented during 2013 and the change of clearing firms in 2014, should provide a reasonable assurance that the Company may return to self-sustainability, no assurance may be provided about the outcome of these matters.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2013, the Company will be converted into a limited liability company. Under this structure, for income tax purposes, the Company's income tax liability, if any, will be passed to its members.

9. CONTINGENCIES

As of the date these financial statements were issued, on February 26, 2014, there were no known customer or other claims against the Company.

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

We have audited the financial statements of Seslia Virgin Island Securities, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon February 26, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedule I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Horwath Vélez & Co. PSC

February 26, 2014
License No. 16
San Juan, Puerto Rico

Stamp number E96617 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

SCHEDULE I

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Salaries	$ 188,690	$ 386,437
Management fees	158,412	158,412
Employees benefits	20,658	53,195
Gross receipts taxes	7,921	8,393
Rent	54,000	54,000
Professional fees	49,354	56,485
Payroll taxes	33,578	50,161
Travel	12,917	8,764
Telephone	18,088	25,724
Advertising	265	5,937
Dues and subscriptions	12,024	16,674
Supplies	5,763	5,989
Postage	1,133	2,983
Repairs and maintenance	5,966	3,555
Pension plan	11,002	15,041
Meals and entertainment	344	2,442
Utilities	14,206	19,414
Insurance	-	6,792
Contributions	-	362
Bank fees	449	1,375
Miscellaneous	16,721	6,091
	$ 611,491	$ 888,226

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

SCHEDULE II

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Net Capital		
Total stockholders' equity qualified for net capital	$ 93,481	$ 185,029
Deductions and/or charges:		
Non-allowable assets:		
Other assets	(9,075)	(14,090)
Due from parent company	-	(14,885)
Receivables over 30 days old	(25,644)	(24,216)
	(34,719)	(53,191)
Net capital before haircuts on securities positions	58,762	131,838
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	-	(2,386)
	-	(2,386)
	$ 58,762	$ 129,452
Computation of Aggregate Indebtedness		
Items included in consolidated statement of financial condition		
Other liabilities	$ 73,189	$ 71,838
	$ 73,189	$ 71,838
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 100%	$ 53,762	$ 124,452
Ratio, aggregate indebtedness of net capital	125 %	55 %

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

SCHEDULE II (CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE AND COMMISSION

YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2013 AND 2012

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2013 and 2012 are as follows:

	2013	2012
Unaudited net capital:		
Focus - IIA Report	$ 58,762	$ 129,452
Adjustments	-	-
	$ 58,762	$ 129,452

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In planning and performing our audit of the financial statements of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by Seslia Virgin Islands Securities, Inc., in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid in excess margin securities of customers as required by Rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2013.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that asset for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 26, 2014
License No. 16
San Juan, Puerto Rico

Stamp number E96618 was
affixed to the original of this
report.

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Seslia Virgin Islands, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seslia Virgin Islands Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Seslia Virgin Islands Securities, Inc.'s management is responsible for the Seslia Virgin Islands Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of these procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (disbursement checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Revenue Reconciliation, Mutual Funds Revenue Deduction, Payment to Other SPIC Members, Net Gains from Securities in Investment Accounts and Income from Security Deposits) supporting the adjustments noting no differences.

4. Determined that there were no adjustments reported in Form SIPC-7, and that there were no overpayments to be applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 26, 2014
License No. 16
San Juan, Puerto Rico

Stamp number E96619 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND
GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General assessment	$ 291
Less payment made in July 2013	(213)
Less prior overpayment applied	-
Assessment balance due	78
Interest computed on late payment	-
Total assessment balance and interest due	$ 78
Payment made with Form SIPC-7	$ 78

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(A Subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

Total revenues	$ 553,547
Additions:	
None	-
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	63,569
Revenues from commodity transactions	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	98,893
Reimbursements for postage in connection with proxy solicitation	-
Net gain (loss) from securities in investment accounts	-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	1,810
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	-
Other revenue not related either directly or indirectly to the securities business (subcontracted services for Parent company clients)	272,962
(i) Total interest and dividend expense	-
(ii) 40% of margin interest earned on customers securities accounts	-
Enter the greater of line (i) or (ii)	-
Total deductions	437,234
SIPC Net Operating Revenues	$ 116,313
General Assessment @ .0025	$ 291